EXHIBIT 4
                                                              RETAINER AGREEMENT

                                 LAW OFFICES OF
                                 HORWITZ & BEAM
                                TWO VENTURE PLAZA
                                    SUITE 380
                            IRVINE, CALIFORNIA 92618
                                 (714) 453-0300
                                 (310) 842-8574
                               FAX: (714) 453-9416

Lawrence W. Horwitz, Esq.
Gregory B. Beam, Esq.
Lawrence R. Bujold, Esq.
Lawrence M. Cron, Esq.
Lynne Bolduc, Esq.
Thomas B. Griffen, Esq.
John J. Isaza, Esq.
Malea M. Farsai, Esq.

                                  June 4, 1996

Mr. Daniel Richard                                               VIA FACSIMILE
Cryo-Cell International, Inc.
8900 Grand Ave.
Baldwin, New York 11510

         RE: LEGAL REPRESENTATION

Dear Mr. Richard:

         This is to confirm our understanding whereby you have engaged this firm to represent you with respect to the proposed litigation against the University of Arizona and other defendants (hereinafter referred to as the "Matter"). This agreement only pertains to our representation in connection with the Matter. This letter, when signed by you, will constitute the written fee contract required by California law. In connection therewith, our understanding and agreement are as follows:

         1. We will undertake to advise you in connection with the Matter and any other matters you ask us to undertake. We will undertake to prepare such documents as may be required to affect the foregoing.

         2. There can be no assurances, and we make no guarantees, representations or warranties as to the particular results from our services and the response and timeliness of action by any governmental official or department.

         3. You understand that the accuracy and completeness of any document prepared by us is dependent upon your alertness to assure that it contains all material facts which might be important and that such documents must not contain any misrepresentation of a material fact nor omit information necessary to make the statements therein not misleading. To that end, you agree to review, and confirm to us in writing that you have reviewed, all materials for their accuracy and completeness prior to any use thereof. You also acknowledge that this

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responsibility continues in the event that the materials become deficient in this regard.

         4. We will undertake the representation in connection with the matter in accordance with the following terms:

              (a) 16.5% of the aggregate recovery up to the day prior to the commencement of the Mandatory Settlement Conference; this amount shall increase to 20% upon commencement of the Mandatory Settlement Conference; plus

              (b) $100 per hour payable in the form of stock as follows. We will bill you on a monthly basis. You will have 10 days from receipt of this bill to pay it in full, in cash. In the event you do not make such a payment, then we will be obligated to convert the amount owed into free-trading shares issued by Cryo-Cell., Inc pursuant to an S-8 registration statement as free trading shares ( the "Compensation Shares"). This amount shall include all attorney's fees and costs contained in our bill. Such conversion shall be at the average closing bid-price during the last 10 trading days for the calendar month during which we present our bill (the "Purchase Price") (ie. if our bill is dated July 17, then it would be the last 10 trading days in July). We agree to not trade any of the Compensation Shares during the 90-day period of time (the "Lock-Up Period") following the date of the bill giving rise to the right to receive the Compensation Shares. Upon the day which constitutes the final day of the Lock-Up Period you shall have an option to acquire for cash any or all of the Compensation Shares at the Purchase Price (the "Option"). In the event the Option is not exercised with the payment of such cash, we will have the right to trade the Compensation Shares on the public securities markets. We may only receive up to $250,000 in Compensation Shares as a result of our representation in connection with the Matter. In the event our firm is retained in connection with other litigation arising from the facts of the Matter, then any fees received by our firm shall be used to mitigate the amount owed by Cryo-Cell under this paragraph.

         We will bill you monthly with the understanding that, except as set forth otherwise herein, unless otherwise agreed to by us, you will pay the full amount of each statement within ten days after your receipt thereof. Amounts past due for 30 days or more will be charged a finance charge of 10% per annum.

         5. Except as set forth above, fees do not include incidental costs and expenses such as copying charges, long distance telephone charges, messenger charges, filing fees, court costs and facsimile charges. The other costs will be billed to you or, in the case of certain expenses such as corporate filing costs, you will be requested to provide such amounts in advance. You agree to pay all expenses advanced by the firm and to provide expenses in advance to the extent requested by the firm.

         6. With respect to any new matters, hourly fees do not include incidental costs and expenses such as copying charges, long distance telephone charges, messenger charges, and facsimile charges. These costs will be billed to you on a monthly basis. You agree to pay all expenses advanced by the firm and to provide expenses in advance to the extent requested by the firm.

         7. The firm reserves the right to immediately withdraw its representation in the event that (i) we discover any misrepresentation of information provided to us, or (ii) you and any of your affiliates engage in any conduct or activities contrary to our advice which in our

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Mr. Daniel Richard
June 4, 196
Page 8


opinion would constitute a violation of applicable law. In the event legal action is required to collect any amounts due hereunder, you agree to pay legal fees and expenses required to collect such amounts.

         8. We will consult with you on all major decisions and will attempt to keep you fully informed of the status of the preparation of documents and responses to filings, if any, as well as our recommended strategies. You should feel free to call at any time if you have any questions or wish to discuss any aspect of this matter.

         9. You are advised that the Firm maintains errors and omissions insurance coverage applicable to the services to be rendered.

         10. This Agreement shall be governed by the laws of the State of California and venue for any action hereunder shall be in Orange County, California.

         If this letter correctly sets forth your understanding and agreement with respect to the matters mentioned above, please execute and return one copy of this letter.

                                                     Very truly yours,


                                                     HORWITZ & BEAM

                                                     /s/ LAWRENCE HORWITZ
                                                     ____________________
                                                     Lawrence W. Horwitz

The undersigned hereby confirms and agrees that this letter, executed and effective this 4th day of June, 1996, sets forth my understanding and agreement.

CRYO-CELL INTERNATIONAL, INC.

By:/s/ DANIEL D. RICHARD
________________________
Title: CHAIRMAN AND CEO
SSN:____________________